EXHIBIT 99.1

Osisko Announces Preliminary Q4 2020 Sales and Provides Royalty & Stream Portfolio Update

MONTRÉAL, Jan. 13, 2021 (GLOBE NEWSWIRE) -- Osisko Gold Royalties Ltd (the “Corporation” or “Osisko”) (OR: TSX & NYSE) is pleased to provide the following corporate update:

PRELIMINARY Q4 2020 SALES

Osisko received approximately 18,800 attributable gold equivalent ounces1 (“GEOs”) in the fourth quarter of 2020, for a total of approximately 66,100 GEOs in 2020, exceeding the revised guidance of 63,500 – 65,500 GEOs. These figures exclude 1,750 GEOs earned from the Renard diamond stream in the fourth quarter of 2020 from diamonds sold from inventories by the operator. The net proceeds from the Renard diamond stream were reinvested through the bridge loan with the operator of the mine.

Osisko recorded preliminary revenues2 of C$64.5 million during the fourth quarter. Preliminary cost of sales2, excluding depletion2, was C$18.2 million resulting in a cash operating margin3 of approximately C$46.3 million. These figures include preliminary revenues2 from the Renard diamond stream of C$4.3 million, costs of sales, excluding depletion2, of C$1.9 million resulting in an operating cash margin of C$2.4 million.

Excluding offtakes, Osisko’s cash operating margin for royalties and streams3 was 93.5% during the fourth quarter of 2020 (97.1% excluding the Renard diamond stream).

Sandeep Singh, CEO of Osisko commented: “We are extremely pleased with the strength of our business in the fourth quarter and on having exceeded our revised guidance for the year. The upward trend in GEOs continued during the quarter and we look forward to further growth catalysts in 2021 and beyond. Further in the release, we provide an update on certain producing and development stage assets. The depth of Osisko’s portfolio is often overlooked, but we have a number of high-quality assets, at various stages of advancement, that have the potential to add significant value for shareholders.”

APPOINTMENT OF VICE PRESIDENT, INVESTOR RELATIONS

Osisko is also pleased to announce the appointment of Heather Taylor as Vice President, Investor Relations. Heather brings to the role over 15 years of capital markets experience in the metals and mining industry. Most recently, Ms. Taylor was Head of Business Development for Nexa Resources. Prior to that, she managed investor relations at Nevsun Resources until its sale. In addition, Heather brings with her a broad range of experience from former roles in institutional equity research, trading, sales and corporate development.

Sandeep Singh, CEO of Osisko commented: “I am very pleased to add Heather to our team. Her broad industry experience and network will be invaluable as we continue to execute on our corporate strategy and create long-term value for our shareholders.”

ROYALTY & STREAM PORTFOLIO UPDATE

Canadian Malartic Underground Progress

Agnico Eagle Mines Limited and Yamana Gold Inc. (together the “Partnership”) continued steady operation at the Canadian Malartic open pit.  Following exploration success at the East Gouldie, Odyssey and East Malartic zones, the Partnership announced its intent to publish a PEA study for a future underground operation in the first quarter of 20214 with a target production rate of between 15,000 to 20,0004 tonnes per day by 20294 for 400,0005 to 450,0005 gold ounces per year.  Subject to a positive construction decision, the Partnership expects to be able to begin preparation for a shaft and headframe this year and has indicated the possibility of underground mine production starting from Odyssey South as early as 20234. Osisko has a 5.0% NSR royalty on the East Gouldie and Odyssey South deposits and a 3.0% NSR royalty on the Odyssey North and East Malartic deposits.

Mantos Blancos Sulphide Expansion

Mantos Copper S.A. (“Mantos”) continued construction of the sulphide concentrator expansion at the Mantos Blancos copper mine.   The expansion is expected to increase the throughput of the operation’s sulphide concentrator plant from 4.3 Mtpa to 7.3 Mtpa by Q4 2021 and extend the life of the mine to 2035. Osisko has a stream agreement to purchase 100% of the silver produced at Mantos Blancos until 19.3 million ounces have been delivered, and 40% of the silver produced thereafter. Osisko will make ongoing payments to Mantos for each ounce of silver delivered equal to 8% of the spot price of silver. Annual deliveries of refined silver to Osisko during the first five years following commissioning of the expansion are expected to average approximately 1.2 million ounces per year.

Eagle Ramp-Up

Victoria Gold Corp (“Victoria”) achieved commercial production at its Eagle mine in July 2020. Eagle produced 42,174 ounces of gold in Q4 2020 and is expected to continue to ramp-up production in 2021 towards a run rate of 220,000 oz per annum. Over the past several months, Victoria has also delivered excellent drill success within the broader Dublin Gulch property.   Highlight drill intercepts include: 2.77 g/t Au over 65.7 meters, 3.95 g/t Au over 19 meters, and 13.7 g/t Au over 13.7 meters at the Raven zone; and 6.14 g/t Au over 8.4 meters and a trench result of 4.65 g/t Au over a 32.0 meters at the Lynx zone.   Osisko has a 5.0% NSR royalty on the Dublin Gulch property, which includes the Eagle mine.

Éléonore Production Guidance

Newmont Corporation (“Newmont”) has provided updated guidance of 270,000 oz of gold production for the Éléonore mine in 2021, which is above its steady state objective of 250,000 oz of gold for the mine. Exploration continues on the property to enhance the life of mine profile. Osisko has a 2.0% to 3.5% NSR royalty on the Éléonore mine based on the cumulative amount of gold produced (presently 2.2% NSR royalty).

SASA Recommences Production

Central Asia Metals PLC (“CAML”) announced a resumption of lead and zinc concentrate production at the SASA mine on October 2, 2020 following a leakage at the mine’s tailings storage facility in September. CAML expects to receive a report outlining contributing factors to the leakage as well as engineering recommendations in the first quarter of this year. CAML is transitioning to cut and fill mining at SASA which should provide for higher mine recovery and reduced dilution while also leading to an increased production rate targeting 900,000 tonnes per year compared to current guidance of 825,000 to 850,000 tonnes per year. Osisko benefits from a 100% stream on silver produced at the mine with a transfer price of US$5.50 per ounce adjusted for inflation.

Gibraltar Continues Steady Production

Taseko Mines Ltd. (“Taseko”) continues steady operations at the Gibraltar mine while transitioning to a new operating plan which is expected to result in meaningful cost savings. After a period of cost containment in early 2020, rebounding copper prices allowed Taseko to revert to normal mining rates which started increasing in September. Osisko benefits from a stream on 75% of the payable silver produced at Gibraltar with no transfer price.

Seabee Exploration

In the fourth quarter of 2020, SSR Mining Inc. (“SSR”) completed the successful restart of operations at the Seabee mine following a temporary shutdown related to COVID-19. SSR continues its strong history of consistent production as well as reserve replacement at the Seabee operation and in 2020 the company announced further investment in exploration at the project. 2020 exploration results include drill intercepts of 7.64 meters of 14.75 g/t Au and 2.62 meters of 28.92 g/t Au in the Santoy Gap Hanging Wall. Additionally, a new discovery was made at Batman Lake including 3.6 meters of 37.95 g/t Au. Osisko has a 3.0% NSR royalty on the Seabee mine.

Island Gold Expansion

Alamos Gold Inc. (“Alamos”) continues to expand the footprint and production potential at its Island Gold mine. A construction decision, announced in July 2020, of a shaft down to at least 1,373 meters vertical will facilitate a production increase from the current 1,200 tpd to approximately 2,000 tpd. Average annual gold production from the announced Phase III expansion project targets 236,000 ounces per year starting in 2025. The company has also intersected exceptional drill results within Osisko’s 2% NSR royalty claims, including 28.97 g/t Au over 21.76 meters and 15.38 g/t Au over 15.02 meters. Osisko has a 1.38% to 3% NSR royalty covering all of the resources and reserves at the Island Gold mine.

Lamaque Reserve Increase

Eldorado Gold Corporation (“Eldorado”) recently announced a 12% increase in total reserves (net of depletion) at the Lamaque mine while also confirming the advancement of a new decline that will enable lower cost transport of ore to the Sigma mill and provide additional platforms for exploration of the new Ormaque discovery and Plug 4 deposits. Neither of these deposits are currently accounted for in the company’s reserve estimate and should help support Eldorado’s stated objective of increasing ore production from 1,800 tpd to 2,200 tpd by 2022. Following the expansion, Lamaque’s gold production guidance was increased to 130,000 - 140,000 oz of gold in 2021, ramping up to 145,000 - 155,000 oz of gold in 2023. Near-term, Eldorado expects to release the results of a study assessing the potential for an additional mill upgrade up to 5,000 tpd further increasing the potential at Lamaque. Osisko has a 1.0% NSR royalty on the Lamaque mine.

Bald Mountain Production Increasing on NSR Ground

Kinross Gold Corp (“Kinross”) announced expansion of production in the northern sector of its Bald Mountain property in 2023 and 2024 where Osisko has a 4% GSR royalty on the Royale deposit and a portion of North Duke as well as a 1% GSR royalty on the Winrock deposit and a portion of the Saga deposit. Bald Mountain produced 187,961 oz of gold in 2019 resulting in 466 GEOs to Osisko as mining was carried out largely outside Osisko’s royalty ground.

Pan and Gold Rock

Fiore Gold Ltd. (“Fiore”) completed an exploration program in 2020 totaling 21,741 meters and announced an updated reserve, resource and life of mine plan that extended the Pan mine life by two years into 2025. The company announced production guidance of 44,000 to 47,000 ounces of gold in 2021. Fiore also completed a PEA study on its Gold Rock project in the spring of 2020 and has since initiated a program of resource expansion, metallurgical, geotechnical and condemnation drilling in support of a feasibility study targeted for completion in 2H21. First drill results were announced subsequent to year-end, headlined by 48.8 meters of 2.17 g/t gold and 32.0 meters of 1.41 g/t gold. Osisko has a 4% NSR royalty on the Pan property and a 2% to 4% NSR royalty on portions of the Gold Rock property.

Renard Restart

The Renard diamond mine, operated by Stornoway Diamonds Canada Inc. (“Stornoway”), restarted operations in September 2020 following an extended care and maintenance period related to COVID-19. Stornoway’s focus has been on cost reduction while the diamond market recovers. In the fourth quarter of 2020, Stornoway conducted two sales. In the first sale the company sold 203,491 carats at an average price per carat of US$70.66 and in the second sale the company sold 253,842 carats at a price of US$79.70 per carat, a significant improvement over pre-COVID pricing levels. Stornoway’s cost reductions, coupled with strengthening diamond prices resulted in positive cash generation from Renard and no additional drawdowns on the company’s working capital facility. Osisko has a 9.6% diamond stream on the Renard mine but has agreed to defer payments from the stream until April 2022. Payments can be made prior to this date if the financial situation of Stornoway permits. Osisko also holds a 35.1% equity interest in Stornoway.

Cariboo

Osisko completed the spin-out of Osisko Development Corp. (“ODV”) on November 25, 2020, which included, among other things, Osisko transferring the Cariboo gold project to ODV. In 2021, ODV is expected to begin small-scale production at the Bonanza Ledge Phase II (“BL2”) deposit targeting approximately 62,000 ounces of gold over an initial two-year mine life. While production advances at BL2, ODV will be progressing a feasibility study on the broader Cariboo project which is expected to be released in the second half of 2021. ODV is fully-financed to reach a construction decision at Cariboo with an initial design targeting over 200,000 ounces of annual gold production with ramp-up beginning in 2023. Osisko retains 77.9% of the common equity in ODV plus a 5% NSR royalty on the entire Cariboo property.

San Antonio

San Antonio, located in Sonora Mexico, is ODV’s other principal asset with an initial resource estimate containing 27.6 million tonnes grading 1.18 g/t Au for 1 million ounces of gold in the inferred resource category. While ODV plans a comprehensive drill program to delineate further upside at the project, the company is currently targeting initial production of 50,000 to 70,000 ounces of gold with additional near-term potential from a gold stockpile beginning in 2021. ODV believes that San Antonio is a scalable, heap leach gold operation with considerable exploration upside. Osisko has a 15% gold and silver stream at San Antonio with a transfer payment equal to 15% of the spot gold and silver price.

Windfall Exploration Results

Osisko Mining Inc. (“Osisko Mining”) released an updated resource estimate on February 19, 2020 for its Windfall project including 4.1 million tonnes at 9.1 g/t Au for 1.2 million ounces of gold in the indicated resource category and 14.5 million tonnes at 8.4 g/t Au for 3.9 million ounces of gold in the inferred resource category. Since that release, approximately 250,000 metres of new drilling has been completed, focused on infill and expansion of the known mineralized zones and extensions to the Underdog and Triple 8 zones, which has provided strong indications for further discovery at depth. The pace of drilling increased throughout last year, with over 30 surface and underground drills currently on site, including 8 underground drills focused on the Lynx infill program. Osisko Mining continues to advance an exploration ramp towards Triple Lynx for the next planned bulk sample. Drill intersections continued to impress in 2020; and included a record intercept of 2 meters of 13,634 g/t Au and 28 meters of 202 g/t Au in the Lynx deposit, both uncut with true widths estimated at 55% to 80% of core length. The company expects to publish a feasibility study for Windfall in the first half of 2022. The Corporation has a 2% to 3% NSR royalty on the Windfall deposit, and also owns 14.5% of outstanding shares of Osisko Mining.

Horne 5

Falco Resources Ltd. (“Falco”) is advancing permitting work at Horne 5 located in Québec, which is one of the largest undeveloped gold projects in Canada. Falco made progress in its discussions with stakeholders in 2020, entering into copper and zinc offtake agreements and a C$10 million convertible debenture with Glencore Canada Corporation which owns and operates the adjacent Horne copper smelter in Rouyn-Noranda. Osisko owns a 90% to 100% silver stream on Horne 5 with a transfer payment of 20% of the spot silver price up to a maximum of US$6.00/oz. Osisko has a remaining C$115 million milestone-based funding obligation for the 90% silver stream and a further option to increase the stream percentage to 100%.

Ermitaño Nearing Production

First Majestic Silver Corp. (“First Majestic”) progressed its development of the Ermitaño mine, located in Sonora, Mexico, that is expected to displace approximately 40% of mill feed to the company’s 3,000 tpd Santa Elena processing plant. Mineralization has been intersected by underground mine development and First Majestic is currently planning five separate mining levels. Three drills were operating on the 102,000 hectare property in Q4 2020 and a prefeasibility study is expected in the first quarter of this year with first ore targeted for mid-year. Osisko has 2% NSR royalty on the Ermitaño property.

Santana Construction

Minera Alamos Inc. (“Minera Alamos”) is fully funded for the completion of construction of its Santana heap leach gold project in Sonora, Mexico following a C$15 million bought deal financing completed in September 2020. Mining is expected to commence in the first quarter of 2021 and Minera Alamos has guided to initial production of 25,000 to 30,000 ounces of gold per annum. The company is also completing its Phase-3 exploration efforts targeting district potential of one to two million ounces of gold. Osisko has a 3.0% NSR royalty on the Santana project.

Fortuna Permits Received

Minera Alamos has obtained all key federal permits for the construction and development of its Fortuna project located in Durango, Mexico. Fortuna is slated to be the company’s second mine following construction at Santana. A 2018 PEA study on Fortuna outlined a robust operation producing approximately 50,000 gold-equivalent ounces annually. Osisko has the right to purchase a 4% NSR royalty on Fortuna for C$9 million.

Back Forty Permitting Delays

In 2020, Aquila Resources Inc. (“Aquila”) advanced its Back Forty project in Michigan, publishing a positive PEA study in September and submitting its Dam Safety Permit application in November. The PEA, which incorporated underground resources into the mine plan, extended the life of mine to 12 years and outlined opportunities to further increase gold recoveries. On January 4, 2021, Aquila announced that a Michigan judge had overturned the Back Forty Wetlands Permit on the basis that the company’s groundwater model did not provide a reliable identification of the wetland impacts. The company is evaluating its alternatives which include submitting an updated permit application or appealing the court’s decision. Osisko retains an 18.5% gold stream and an 85% silver stream on Back Forty, subject to transfer payments equal to 30% of the spot gold price and US$4.00 per ounce of silver, respectively.

Amulsar

On July 6, 2020, Lydian International Corp. (“Lydian”) completed a plan of arrangement with its secured creditors, including Osisko, as part of its corporate restructuring and winding up of the company. Construction at Lydian’s Amulsar project in Armenia was approximately 75% complete when illegal blockades restricted the company’s access to the project. Amulsar contains 119.3 million tonnes of 0.74g/t yielding 2.83 million ounces of Proven and Probable gold reserves. Osisko is working closely with its partners and the government of Armenia to restart construction of the project. Osisko holds approximately 36% indirect equity interest in the project, an 81.91% gold offtake, a 4.22% gold stream and a 62.5% silver stream on the project, subject to transfer payments equal to US$400/oz and US$4.00/oz respectively.

Cerro Del Gallo Permitting

Argonaut Gold Inc. (“Argonaut”) is expected to make a construction decision this year at the open pit, heap leach Cerro Del Gallo project, located in Guanajuato Mexico. This follows a prefeasibility study published in December 2019 which outlined 77,000 oz of gold-equivalent production annually for a 15 year mine life. Cerro Del Gallo is advancing through the permitting process. Osisko has a 3% NSR royalty on a portion of the Cerro Del Gallo property which currently hosts proven and probable reserves of 91.8 million tonnes at 0.56g/t Au for 1.64 million ounces of gold.

Magino Underground Exploration

Argonaut has begun readying construction of its Magino open pit mine project, located in Ontario Canada, for which first gold is expected in early 2023. On January 4, 2021 the company announced that it had executed a fixed bid engineering, procurement, construction and commissioning contract with Ausenco Engineering Canada Inc. A small portion of the eastern limit of the proposed Magino pit is covered by a claim upon which Osisko retains a 3% NSR royalty. Drilling below the pit has resulted in the discovery of high grade mineralization, a more significant part of which falls within Osisko’s royalty claims. This mineralization occurs along the same trend as Alamos Gold’s Island mine which is among the highest-grade gold mines in Canada. Argonaut is expected to continue drilling in 2021, including on the claims upon which Osisko has a royalty. Select drill results covered by Osisko’s royalty include: 12.4 meters grading 10.6 g/t Au and 9 meters grading 13.4 g/t; intervals are uncapped and estimated true thickness is 8.7 meters and 6.3 meters respectively.

Ambler Feasibility Study

Trilogy Metals Inc. (“Trilogy”) released a feasibility study at its Ambler project, located in Alaska on August 20, 2020. The study outlines a large open pit mine project with average annual production of 155 million pounds of copper, 192 million pounds of zinc, 32 million pounds of lead, 32,000 ounces of gold and 3.4 million ounces of silver over a 12 year mine life. The project is a joint venture between Trilogy and South32 Limited. Trilogy is currently focused on the submission of the federal 404 permit in the second half of 2021. Osisko has a 1% NSR royalty on the property that is subject to a US$10M buyback option in favour of Trilogy.

Hermosa PFS in Progress

On May 12 2020, South32 Limited (“South32”) published a maiden resource on for the Clark deposit at Hermosa, located in Arizona. The resource statement outlined 33 million tonnes of 2.49% Zn, 9.39% Mn and 56 g/t Ag in the indicated category and 22 million tonnes of 2.04% Zn, 8.64% Mn and 110g/t Ag in the inferred category. South32 is advancing an integrated mine plan of the Taylor and Clark deposits with a pre-feasibility study expected in the second half of 2021.   Osisko has a 1% NSR royalty covering the Hermosa property.

Pine Point

Osisko Metals Inc. (“Osisko Metals”) continues to identify new mineralization and confirm the mineral inventory described in the 2020 PEA of the Pine Point project in NWT, Canada. The current mineral resource estimate, amenable to open pit mining methods, consists of 12.9 million tonnes grading 6.29% ZnEq in the indicated mineral resource category and 37.6 million tonnes grading 6.80% ZnEq in the inferred mineral resource category. The company is conducting exploration activities to follow up on high priority targets while permitting advances. In the fourth quarter 2020, Osisko increased its NSR royalty on the Pine Point property from 1.5% to 2.0%. Osisko also owns 17.4% of the common shares of Osisko Metals.

Kirkland Lake / Upper Beaver

Agnico Eagle Mines Limited (“Agnico”) acquired a 50% interest in the Kirkland Lake project from Yamana in December of 2017 for C$162.5 million. In 2020, Agnico planned to drill 48,000 meters on the project which sits within a 25,506 hectare land package. The current mineral inventory includes 8 million tonnes at 5.43 g/t Au for 1.4 million ounces of probable gold reserves, 16 million tonnes at 3.2 g/t Au for 1.7 million ounces of indicated gold resources and 30.7 million tonnes at 3.34 g/t Au for 4 million ounces of inferred gold resources. Agnico is expected to provide an updated open pit and underground resource estimate and economic study in 2021. Osisko has a 2% NSR royalty on the Kirkland Lake property.

Hammond Reef

Agnico has received environmental approvals for the Hammond Reef project in Ontario and is evaluating potential mining scenarios including ore sorting. The pit-constrained mineral resource at Hammond Reef currently sits at 208 million tonnes grading 0.67 g/t Au for 4.5 million ounces of gold in the Measured and Indicated resource categories. In January 2020, the company exercised its first right of refusal to repurchase a 2% NSR royalty on Hammond Reef from Kinross Gold for US$12 million. Osisko has a 2% NSR royalty on the Hammond Reef Project.

Bralorne Drilling

Talisker Resources Ltd. (“Talisker”) is in the process of completing a 23,000 meter drill program at the historic Bralorne mine site in south-central British Columbia, where it owns over 297,000 hectares of mineral claims. The company is well funded for its 2021 exploration campaign and expects to expand drilling at the brownfield site, testing mineralization around old underground workings. Historic mining at Bralorne has produced over 4.2 million ounces of gold at an average grade of 17.7 g/t. Osisko owns a 1.2% NSR royalty on the Bralorne project and 7.4% of the common equity of Talisker.

Antakori Drilling

In October 2020, as part of a strategic partnership entered into with Regulus Resources Inc. (“Regulus”), Osisko purchased a royalty on the Antakori project which is located adjacent the large Tantahuatay and Cerro Corona copper-gold mines in Peru. Regulus continues to release results from its 25,000 meter drill program and on January 7, 2021 the company announced an extension of the mineralized footprint of the project. While Regulus expects to continue releasing exploration results at Antakori, drilling on the Anta Norte target was recently paused to address certain community concerns about potential impacts of their drilling activities. Osisko owns a 1.5% to 3% NSR royalty covering approximately 75% of the indicated resources and 50% of the inferred resources at Antakori.

Sable Resources

On October 13, 2020, Osisko elected to exercise its option to increase its royalty on the properties owned and generated by Sable Resources Ltd. (“Sable”) from 1% to 2%. Following the transaction with Osisko, Sable closed the sale of one of its properties, the Margarita silver project located in Chihuahua Mexico, to Magna Gold Corp. (“Magna”). Osisko expects that Sable’s ability to discover and advance high-quality exploration-stage projects should generate additional opportunities for Osisko to surface royalties as was the case with the Magna transaction. In addition to the 2% NSR Osisko owns on the properties owned and generated by Sable, Osisko owns 9.9% of the common equity of the company.

Marban PEA

O3 Mining Inc. (“O3”) filed a preliminary economic assessment for the Marban project located in Malartic, Québec, outlining a conventional open pit mine averaging 115,000 ounces of annual gold production for 15 years. O3 has also commenced an extensive exploration campaign on the Marban and Alpha properties with up to 12 drills in operation in the first quarter of 2021. Osisko has a 0.5% to 2% NSR on the Marban property.

Casino

Western Copper and Gold (“Western Copper”) plans to complete an optimized PEA for its Casino copper-gold project, located in Yukon Canada. The resource estimate for Casino was updated in 2020 to include 2,390 million tonnes of 0.14% Cu and 0.19 g/t Au in the measured and indicated resource categories, plus 1,461 million tonnes of 0.1% Cu and 0.14 g/t Au in the inferred resource category. In anticipation of positive outcomes from the PEA, Western Copper is developing a plan for engineering, field investigations, test work, permitting and community relations activities to support the development of a feasibility study for the project and recently conducted a C$28.75 million equity financing. Osisko owns a 2.75% NSR royalty on the Casino project.

Wharekirauponga (WKP)

In July of 2020, OceanaGold Corp. (“Oceana”) published results from a PEA demonstrating encouraging results for the WKP project, located in New Zealand. With only 35,000 meters of drilling on WKP, Oceana was able to define 3.5 million tonnes grading 9.2 g/t Au for 1 million ounces of gold. Exploration activities targeting expansion of the mineral inventory restarted in second half of 2020. Osisko has a 2% NSR royalty on the WKP property.

Notes:

Osisko has included certain performance measures in this press release that do not have any standardized meaning prescribed by International Financial Reporting Standards (IFRS) including (i) attributable gold equivalent ounces and (ii) cash operating margin. The presentation of these non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. As Osisko’s operations are primarily focused on precious metals, the Corporation presents attributable GEOs and cash operating margins as it believes that certain investors use this information to evaluate the Corporation’s performance in comparison to other mining companies in the precious metals mining industry who present results on a similar basis. However, other companies may calculate these non-IFRS measures differently. Note that these figures have not been audited and are subject to change.

  GEOs are calculated on a quarterly basis and include royalties, streams and offtakes. Silver earned from royalty and stream agreements are converted to gold equivalent ounces by multiplying the silver ounces by the average silver price for the period and dividing by the average gold price for the period. Diamonds, other metals and cash royalties are converted into gold equivalent ounces by dividing the associated revenue by the average gold price for the period. Offtake agreements are converted using the financial settlement equivalent divided by the average gold price for the period.

  These figures have not been audited and are subject to change. As the Corporation has not yet finished its quarter-end close procedures, the anticipated financial information presented in this press release is preliminary, subject to final quarter-end closing adjustments, and may change materially. The figures presented include revenues and cost of sales from the Renard diamond stream.

  Cash operating margin (in dollars) represents revenues less cost of sales, excluding depletion (C$64.5 million - C$18.2 million = C$46.3 million). Cash operating margin on revenues and streams (in percentage) represents the cash operating margin earned from revenues and streams (in dollars) divided by revenues earned from royalties and streams ([C$48.8 million – C$3.2 million] / C$48.8 million = 93.5%).

  Yamana Gold Inc. Corporate Presentation dated December 18, 2020

  Peter Marrone, Executive Chairman of Yamana Gold Inc. at the Gold Canaccord Genuity Val d’Or Day Virtual Webcast on December 8, 2020

Qualified Person

The scientific and technical content of this news release has been reviewed and approved by Guy Desharnais Ph.D., P.Geo, Vice President Project Evaluation for Osisko Royalties, who is a "qualified person" for purposes of NI 43-101. Details of the various mineral inventory and exploration results can be found on the websites of the respective companies. Unless otherwise noted drill results are of unknown true thickness due to early stage of exploration, and grades are uncapped.

About Osisko Gold Royalties Ltd

Osisko Gold Royalties Ltd is an intermediate precious metal royalty company focused on the Americas that commenced activities in June 2014. Osisko holds a North American focused portfolio of over 135 royalties, streams and precious metal offtakes. Osisko’s portfolio is anchored by its cornerstone asset, a 5% net smelter return royalty on the Canadian Malartic mine.

Osisko’s head office is located at 1100 Avenue des Canadiens-de Montréal, Suite 300, Montréal, Québec, H3B 2S2.

For further information, please contact Osisko Gold Royalties Ltd:

Heather Taylor
Vice President, Investor Relations
Tel. (514) 940-0670 #105
htaylor@osiskogr.com

Forward-looking Statements

Certain statements contained in this press release may be deemed “forward‐looking statements” within the meaning of applicable Canadian and U.S. securities laws. These forward‐looking statements, by their nature, require Osisko to make certain assumptions and necessarily involve known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied in these forward‐looking statements. Forward‐looking statements are not guarantees of performance.  These forward‐looking statements, may involve, but are not limited to, statements with respect to future events or future performance, the realization of the anticipated benefits deriving from Osisko’s investments, the general performance of the assets of Osisko, and the results of development exploration and production activities as well as expansions projects relating to the properties in which Osisko holds a royalty, stream or other interest. Words such as “may”, “will”, “would”, “could”, “expect”, “believe”, “plan”, “anticipate”, “intend”, “estimate”, “continue”, or the negative or comparable terminology, as well as terms usually used in the future and the conditional, are intended to identify forward‐looking statements. Information contained in forward‐looking statements is based upon certain material assumptions that were applied in drawing a conclusion or making a forecast or projection, including, without limitation, management’s perceptions of historical trends; current conditions; expected future developments; the ongoing operation of the properties in which Osisko holds a royalty, stream or other interest by the operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; no adverse development in respect of any significant property in which Osisko holds a royalty, stream or other interest; the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. Osisko considers its assumptions to be reasonable based on information currently available, but cautions the reader that their assumptions regarding future events, many of which are beyond the control of Osisko, may ultimately prove to be incorrect since they are subject to risks and uncertainties that affect Osisko and its business. Such risks and uncertainties include, among others, that the financial information presented in this press release is preliminary and could be subject to adjustments, the successful continuation of mining activities in Québec and more particularly of the operations underlying the Corporation’s assets, the performance of the assets of Osisko, the growth and the benefits deriving from its portfolio of investments, risks related to the operators of the properties in which Osisko holds a royalty, stream or other interest, including changes in the ownership and control of such operators; risks related to development, permitting, infrastructure, operating or technical difficulties on any of the properties in which Osisko holds a royalty, stream or other interest, the influence of macroeconomic developments as well as the impact of and the responses of relevant governments to the COVID-19 outbreak and the effectiveness of such responses.

For additional information with respect to these and other factors and assumptions underlying the forward‐looking statements made in this press release, see the section entitled “Risk Factors” in the most recent Annual Information Form of Osisko which is filed with the Canadian securities commissions and available electronically under Osisko’s issuer profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission and available electronically under Osisko’s issuer profile on EDGAR at www.sec.gov. The forward‐ looking statements set forth herein reflect Osisko’s expectations as at the date of this press release and are subject to change after such date. Osisko disclaims any intention or obligation to update or revise any forward‐looking statements, whether as a result of new information, future events or otherwise, other than as required by law.